FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

        Attached hereto is the Company’s notice of meeting and proxy statement for the annual general meeting of shareholders to be held on November 12, 2006. Notices of the annual general meeting will be mailed to our shareholders on or about October 4, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2006	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

CROW TECHNOLOGIES 1977 LTD.

October 3, 2006

Dear Shareholder,

Re: Annual General Meeting of Shareholders

        You are cordially invited to attend the 2006 Annual General Meeting of Shareholders (the “Annual Meeting”) of Crow Technologies 1977 Ltd. to be held at Crow’s offices at 12 Kineret Street, Airport City, Israel, on November 12, 2006 at 4:00 p.m. local time.

        Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

        At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

        Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 10:00 a.m., Israel time, on November 10, 2006, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, /S/ Meir Jacobson —————————————— Meir Jacobson Chairman of the Board of Directors

CROW TECHNOLOGIES 1977 LTD.
Public Company Number 52-0035437

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Crow Technologies 1977 Ltd.:

        The annual general meeting of shareholders of Crow Technologies 1977 Ltd. (the “Company”) will be held at the Company’s headquarters located at 12 Kineret Street, Airport City, Israel, on November 12, 2006, at 4 p.m. local time, for the following purposes:

(1)	To reelect the current members to the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified (the external directors, messrs. Uri Bar-Ner and Alex Verber will continue their tenure pursuant to the Companies Law);

(2)	To renew the appointment of the firm of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2006 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

(3)	To ratify and approve the amendment of the Company’s current Memorandum of Association, as described in this Proxy Statement.

(4)	To ratify and approve an increase in the registered share capital of the Company and the amendment to the current Articles of Association of the Company, as described in this Proxy Statement.

(5)	To ratify and approve the addendum to that certain Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson, chairman of the board of directors of the Company, as described in this Proxy Statement.

(6)	To ratify and approve the investment transaction pursuant to that certain Share Purchase Agreement dated September 12, 2006 between the Company, Fortissimo Capital G.P., L.P. and its affiliated entities, and all transactions contemplated thereunder, as described in this Proxy Statement.

(7)	To review and discuss the audited Consolidated Financial Statements of the company for the year ended December 31, 2005.

(8)	Report by the board of directors of the Company concerning audit and non-audit services performed by the independent auditors of the Company and the remuneration of the auditors in performing such services.

        Only shareholders of record on October 3, 2006 are entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors, /S/ Jacob Batchon —————————————— Jacob Batchon Chief Financial Officer

        Airport City, Israel
        October 3, 2006

CROW TECHNOLOGIES 1977 LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 3, 2006

        The enclosed proxy is solicited on behalf of the Board of Directors of Crow Technologies 1977 Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Sunday, November 12, 2006 at 4 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the offices of the Company located at 12 Kineret Street, Airport City, Israel. The telephone number at that address is +972-3-9726000

        These proxy solicitation materials were mailed on or about October 4, 2006 to all shareholders entitled to receive notice of and vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.25 (the “Ordinary Shares”), of the Company at the close of business on October 3, 2006 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

        A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Annual Meeting, unless you clearly specify on the proxy card a vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Annual Meeting, provided that they hold shares conferring in the aggregate at least forty percent (40%) of the voting power of the Company. If a quorum is not present within one half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place. If the quorum is not present with half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

PROPOSAL ONE
REELECTION OF DIRECTORS

Background

        At the Annual Meeting, the shareholders will elect Directors to serve on the Board. Our current Articles of Association provide for a Board consisting of no less than five and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The Board is currently comprised of the following five Directors who are standing for reelection: Mr. Meir Jacobson, Mr. Shmuel Melman, Mr. Avram Silver, Mrs. Monique Bennoun-Melman, Mr. Ze’ev Slavin. Mr. Alex Verber and Mr. Uri Bar-Ner are currently serving as our External Directors (as defined by the Companies Law) and will continue their term of office as prescribed by the Companies Law.

        Under the terms of the Share Purchase Agreement described in PROPOSAL 6, the Company undertook that the board of directors of the Company shall be comprised of 7 Directors and 2 External Directors.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board and is based upon our records and information furnished to the Board by the nominees.

        The nominees for Directors are:-

Name	Age	Position with the Company

Meir Jacobson	54	Chairman of the Board
Shmuel Melman	54	Director and Chief Executive Officer of the Company
Monique Bennoun-Melman	43	Director and marketing and sales director of Crow
		Electronic Engineering Ltd. (a wholly owned subsidiary
		of the Company)
Ze'ev Avraham Slavin	52	Director
Abram J. Silver	53	Director

        Meir Jacobson has served as Chairman of our board of directors since January 2000 and his term of service as our director was last renewed by our shareholders on November 20, 2005. Since May 1, 2004, Mr. Jacobson also serves as an independent director and chairman of the investment committee of Phoenix Gemel Ltd, a wholly owned subsidiary of Phoenix Insurance Company (one of the leading insurance companies in Israel), which engages in management of pension and provident funds. Since December 2003, Mr. Jacobson serves as managing partner, Head of Corporate Finance, in Poalim Capital Markets, the investment banking arm of Bank Hapoalim (Israel’s largest bank). From the year 2000 and until September 2003, Mr. Jacobson has served as the Chief Executive Officer of Bridge Investment House Ltd., an Israeli investment banking firm. Prior to that time, Mr. Jacobson was the general manager of Nechasim M. I. Ltd., an Israeli governmental company established for the purpose of engaging in the privatization of banks in Israel. Mr. Jacobson is also a director of Ilex Medical Ltd. (formerly known as Orsys Ltd.), a publicly traded company. Mr. Jacobson has a B.A. degree in Economics and Accounting from Tel-Aviv University.

        Shmuel Melman is a founder of Crow Electronic Engineering Ltd. (“Orev”) and has served as the Chief Executive Officer of Orev since its inception in 1982. Since 1999, Mr. Melman also serves as our director and his term of service as our director was last renewed by our shareholders on November 20, 2005. Mr. Melman was appointed as the Chief Executive Officer of the Company on December 28, 2003. Mr. Melman is married to Mrs. Monique Bennoun-Melman.

        Monique Bennoun–Melman has served as our director since July 2000 and has been Orev’s director of marketing and sales since 1994 (excluding the period between 1997 and 1998). Ms. Bennoun-Melman’s term of service as our director was last renewed by our shareholders on November 20, 2005. Previously Ms. Bennoun-Melman has fulfilled numerous marketing positions including in the International Sales Division of Tadiran Telecommunications Ltd. between 1992 and 1994 and as a sales manager in Mennen Medical Ltd. from 1989 to 1991. Ms. Bennoun-Melman is a graduate of the Institute of Political Studies in Paris, France and has an M.B.A. from the Hebrew University in Jerusalem. Mrs. Bennoun-Melman is also married to Mr. Shmuel Melman.

        Ze’ev Avraham Slavin was elected to serve as our director on December 28, 2003 and his term of service as our director was renewed by our shareholders on November 20, 2005. Mr. Slavin is currently serving as a senior lecturer in a Jerusalem Talmudic College. Until 2002 Mr. Slavin has served as the CEO of several corporations engaged in the poultry industry. Mr. Slavin has received Rabbinic Ordination in 1980.

        Abram J. Silver was elected to serve as our director on December 19, 2004 and his term of service as our director as renewed by our shareholders on November 20, 2005. Mr. Silver currently serves as President and CEO of Kensington Capital Corporation, a New York based stock brokerage firm with membership in the NASD. He has been involved in the investor and investment banking community since April 1983 and has both business and real estate holdings in the U.S. and Israel.

Directors’ Compensation

        With respect to 2005, Mr. Melman and Mrs. Monique Bennoun-Melman were collectively remunerated a total amount of NIS 2.1 million. You may review our arrangements with Mr. Melman, Ms. Bennoun-Melman, Mr. Silver and Mr. Jacobson in “Related Party Transactions” in Item 7.B of our annual report on form 20-F for the year 2005, which is available on the SEC’s website, at www.sec.gov.

        Each of our directors (except for Mr. Jacobson) receives an annual fee of approximately $3,300 and an attendance fee of approximately $110 per meeting attended. Pursuant to our agreement with Mr. Jacobson, our chairman of the board, Mr. Jacobson receives a monthly payment of $3,000 (See Proposal 5 below).

Proposal

        At the Annual Meeting, the Board will propose that the following resolution be adopted:

        “RESOLVED, to reelect the current members to the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board recommends that the shareholders vote “FOR” all of the nominees to the Board.

PROPOSAL TWO
REAPPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Background

        The Audit Committee has selected the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2006. Kost Forer, Gabbay & Kasierer audited the Company’s books and accounts since the year ended December 31, 1999. Representatives of Kost Forer Gabbay & Kasierer will attend the Annual Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Annual Meeting.

        Shareholders are being asked to renew the appointment of Kost Forer Gabbay & Kasierer, as the Company’s independent auditors for 2006, and to authorize our Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposal

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, to renew the appointment of the firm of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2006 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their remuneration.

PROPOSAL THREE
AMENDMENT OF THE MEMORANDUM OF ASSOCIATION OF THE COMPANY

Background

        The current Memorandum of Association of the Company provides for various objectives of the Company which do not correspond to the objectives of the Company provided in the current Articles of Association of the Company. The current Articles of Association of the Company provides that “the Company may conduct any legal business”. In anticipation of Proposal 4 for the increase in the registered share capital of the Company, it is proposed to amend the current Memorandum of Association to reflect such increase in share capital as specified in Proposal 4.

Proposal

        Shareholders are being asked to approve an amendment to the current Memorandum of Association of the Company as follows:

        “RESOLVED, (i) to replace Section 2 of the current Memorandum of Association of the Company with the following section: “the objectives of the Company shall be as determined in the Articles of Association of the Company, as may be amended from time to time”

        (ii) to replace Section 4 of the current Memorandum of Association of the Company with the following section: “the registered share capital of the Company shall be as determined in the Articles of Association of the Company, as may be amended from time to time”.

Vote Required

        The affirmative vote of the holders of at least seventy five percent (75%) of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the amendment of the current Memorandum of Association of the Company.

PROPOSAL FOUR
INCREASE OF REGISTERED SHARE CAPITAL OF THE COMPANY AND AMENDMENT OF THE
ARTICLES OF ASSOCIATION OF THE COMPANY

Background

        The current Articles of Association of the Company provides that the registered share capital of the Company is NIS 1,250,000 divided into 5,000,000 ordinary shares par value NIS 0.25 each. Subject to the approval by the shareholders of Proposal 6, the Company expects to issue the ordinary shares described in Proposal 6. Upon the completion of the foregoing, the Company will be left without unissued share capital. Therefore, the Board of Directors has recommended increasing the registered share capital of the Company to NIS 15,000,000 (divided into 60,000,000 ordinary shares par value NIS 0.25 each). The increase in share capital would provide the Company with flexibility in funding future capital needs by making additional ordinary shares available.

Proposal

        Shareholders are being asked to approve the increase in the Company’s registered share capital and to amend the current Articles of Association of the Company accordingly as follows:

        “RESOLVED, to increase the registered share capital of the Company to NIS 15,000,000 (divided into 60,000,000 ordinary shares par value NIS 0.25 each) and to replace Section 4.1 of the Company’s current Articles of Association with the following Section “the registered share capital of the Company is NIS 15,000,000, divided into 60,000,000 ordinary shares par value NIS 0.25 each.”

Vote Required

        The affirmative vote of the holders of the majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the increase in the registered share capital of the Company and the amendment of the current Articles of Association of the Company accordingly.

PROPOSAL FIVE
RENEWAL OF THE SERVICES AGREEMENT BETWEEN THE COMPANY
AND MR. MEIR JACOBSON

Background

        On June 1, 2003, the Company entered into a services agreement with Mr. Meir Jacobson, chairman of the Board of Directors of the Company, for a term of three years commencing as of June 1, 2003. The term of the agreement expired and each of the Audit Committee and the Board of Directors, considering the scope and the importance of the services granted by Mr. Jacobson to the Company, have approved and recommended extending the term of such agreement for a further term of three (3) years, under the same terms and conditions of the original agreement. The extension of the original agreement provides that the agreement shall be extended for a term of thirty six (36) months commencing as of July 1, 2006 until June 30, 2009 and subject to earlier termination by either party by furnishing the other party with thirty (30) days prior written notice.

Proposal

Shareholders are being asked to approve the renewal of the services agreement between the Company and Mr. Jacobson as follows:

        “RESOLVED, to renew the Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson for a further term of thirty six (36) months commencing as of July 1, 2006, subject to earlier termination by either party by thirty (30) days prior written notice. The remaining terms of the original agreement shall remain unchanged.”

Vote Required

The affirmative vote of the holders of the majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the renewal of the Services Agreement between the Company and Mr. Meir Jacobson.

PROPOSAL SIX
APPROVAL OF INVESTMENT TRANSACTION PURSUANT TO THE AGREMEENT DATED
SEPTEMBER 12, 2006 BETWEEN THE COMPANY AND
FORTISSIMO CAPITAL FUND G.P., L.P. AND ITS AFFILIATED ENTITIES (“FORTISSIMO”)

Background

        During the past year, the Company was approached by several parties with respect to a potential investment in the Company. The Company believes that Fortissimo’s offer of investment and the added value that it can provide to the Company would be most favorable to the Company. On July 6, 2006, the Company entered into a binding term sheet with Fortissimo Capital Fund G.P., L.P. on behalf of the several partnerships in which it serves as the General Partner, with respect to an investment in the Company (the “Fortissimo Investment”), which was approved by the Audit Committee and the Board of Directors of the Company. Pursuant to the terms of the proposed investment; Fortissimo will: (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from certain existing shareholders of the Company for a consideration of $4,115,423, all of whom are either officers or directors of the Company or affiliated with officers and directors of the Company and some of whom are the controlling shareholders of the Company. Subsequent to the closing of the contemplated transaction, Fortissimo will own approximately 23.5% of the Company. Pursuant to the contemplated transaction, Fortissimo shall be entitled to nominate two directors to the board of directors of the Company and the existing shareholders’ agreement by and among the controlling shareholders of the Company shall be amended to reflect such entitlement as well as other terms of Fortissimo’s investment. The Audit Committee and board of directors approved the terms of the term sheet and determined that the terms of the transaction of the issuance and sale of the Ordinary Shares by the Company to Fortissimo are not materially different from the terms of the sale of the Ordinary Shares by the existing shareholders.

        Following a due diligence review conducted by Fortissimo on the business and affairs of the Company and following negotiations between Fortissimo and the Company, each of the Audit Committee and the Board of Directors approved the terms of the Share Purchase Agreement, in the form attached hereto as Exhibit A, all exhibits and schedules attached thereto and all transactions contemplated thereunder, at meetings held on September 4, 2006.

The Share Purchase Agreement

        On September 12, 2006, the Company entered into a Share Purchase Agreement for the sale of ordinary shares to Fortissimo and its affiliated entities, as identified in the schedule of investors to the Share Purchase Agreement (the “Fortissimo Investors”). The transaction is subject to the closing conditions set forth in the Share Purchase Agreement, which include obtaining shareholders approval and obtaining the approval of the Company’s bank

        Key terms of the Share Purchase Agreement are as follows:

■	The Company will sell 627,725 ordinary shares (the “Fortissimo Shares”) to the Fortissimo Investors, for an aggregate purchase price of $4,707,938. The purchase price per share is $7.50, which was higher than the closing bid price of our ordinary shares on September 11, 2006 (one day prior to the date on which the Share Purchase Agreement was executed). In addition, the Fortissimo Investors will acquire 548,723 ordinary shares at a purchase price of $7.50 per share from certain shareholders, all of whom are either directors or controlling shareholders of the Company (the “Fortissimo Additional Shares”). The Fortissimo Shares and the Fortissimo Additional Shares would constitute, in the aggregate, 23.53% of the Company’s share capital on a fully diluted basis.

■	Upon consummation of the transaction, Fortissimo Investors shall be entitled to registration rights as follows: two (2) “demand” registrations at any time following six (6) months after the Closing (“Anniversary”) and unlimited “piggyback” registrations at any time during a thirty six (36) months period following the Anniversary, all as described in the Share Purchase Agreement attached hereto as Exhibit A.

■	Each of the Company and the Fortissimo Investors has made representations, warranties and undertakings, including indemnifications obligations, standard for a transaction of this type.

■	The Company undertook to distribute 40% of its annual net profits as dividends to the shareholders, subject to applicable law, the consent of any parties whose consent may be necessary to distribute dividends and the approval of the Company’s board of directors.

■	Under the Share Purchase Agreement, the Company has agreed that until the earlier of the Closing and November 30, 2006, it will not solicit, negotiate and/or accept any financing or investment offers by others, or declare or make any distribution to shareholders or enter into any new interested party transaction without Fortissimo’s consent, or it will be required to pay $250,000 in liquidated damages.

Shareholders’ Agreement

        On August 11, 2003, Mr. Melman, Sender Holdings and Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak) entered into an agreement to regulate their rights and relations as our major shareholders. On July 8, 2004, this agreement was replaced by a new shareholders’ agreement, providing for substantially the same provisions, by and among Mr. Melman, Sender Holdings, Mr. Silver (the controlling shareholder of Sender) and Mr. Eilenberg (through a trustee, Mr. Barak).

        Upon the Closing, a new shareholders agreement, in the form attached hereto as Exhibit B shall be signed by the Mr. Melman, Mr. Eilenberg, Mr. Silver, Sender Holdings, and the Fortissimo Investors (collectively, “Major Shareholders” and each of them a “Major Shareholder”), which will replace the previous Shareholder Agreement.

        Key terms of the new shareholders agreement are as follows:

■	The Major Shareholders shall vote all shares held by them in the general meetings where the appointment of directors is on the agenda for the appointment of two (2) directors nominated by Mr. Melman, two (2) directors nominated by Mr. Silver (together with Mr. Eilenberg and Sender Holdings), one (1) director nominated jointly by Mr. Melman and Mr. Silver (together with Mr. Eilenberg and Sender Holdings) and two (2) directors nominated by the Fortissimo Investors. The right to nominate directors in accordance with the above is conditioned upon the holding of certain percentages of shares of the Company, as detailed in the Shareholders Agreement.

■	Any transfer of shares by the Major Shareholders or any of them is subject to right of first refusal to the other Major Shareholders holding the lower of: 7.5% of the share capital of the Company, and 10% of the number of ordinary shares of the Company held by all the Major Shareholders and their Permitted Transferees (as defined in the new shareholder agreement) (the “Offerees”) and co-sale rights, except for transfers to customary permitted transferees and the sale of shares on the public market. In addition, any acquisition of the Company’s shares by any Major Shareholder holding at least 7.5% of the share capital of the Company is subject to certain co-buy rights of the other Major Shareholders who are Offerees. In addition, in the event that Major Shareholders holding at least 60% of the issued and outstanding share capital of the Company accept an offer from a third party to acquire a majority or more of the outstanding and issued equity of the Company for a price per share of at least $22.50, then, the other Major Shareholders shall be compelled to sell their pro-rata portion of shares in the Company in such transaction.

■	Each Major Shareholder holding at least 7.5% of the share capital of the Company shall have a pre-emptive right to purchase New Securities (as defined in the shareholders’ agreement) proposed to be issued by the Company.

        Dilutive Effect

        The Fortissimo Investment will have a dilutive effect on current holders of ordinary shares in that the percentage ownership of current shareholders will decline significantly as a result of the issuance of 627,725 ordinary shares to the Fortissimo Investors. As a result of the Closing of the Fortissimo Investment, the Fortissimo Investors will be the holders of 23.53% of the Company’s outstanding ordinary shares. The Fortissimo Investors, acting together with the Company’s current controlling shareholders, could exercise significant influence over our business, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

        The following table reflects the dilutive effect of the Fortissimo Investment (the information is based on information provided to the Company by the shareholders):

	Pre Closing		Post Closing
			Company to issue	Sale by Shareholders	Total
	# of shares	%	# of shares			%

Avram J. Silver*	1,683,257	38.50%	-	(250,000)	1,433,257	28.67%
Shmuel Melman	1,461,714	33.43%	-	(250,000)	1,211,714	24.23%
Meir Jacobson**	179,543	4.11%	-	(43,723)	135,820	2.72%
Jacob Batchon	21,862	0.50%		(5,000)	16,862	0.34%

Total Selling Shareholders	3,346,376	76.54%	-	(548,723)	2,797,653	55.95%

Other Current Shareholders
(Public)	1,025,899	23.46%	-	-	1,025,899	20.52%

Fortissimo Investors	-	-	627,725	548,723	1,176,448	23.53%

Total	4,372,275	100%	627,725	-	5,000,000	100%

* Directly and through (a) Sender Holdings Inc., a Turks and Caicos Islands corporation which controlling shareholder is Mr. Abram J. Silver, a U.S. Citizen. Mr. Barak, who serves as Mr. Jacob Eilenberg’s trustee serves as the sole director of Sender Holdings Inc.; and (b) Mr. Jacob Eilenberg (through a trustee, Mr. Asher Barak, Adv.). ** Directly and through Equity MY Ltd., a company that is jointly controlled by Mr. Jacobson and his wife.

Shareholder Approval

        The Company is seeking shareholder approval of the Fortissimo Investment for the following reasons:

        (a) Condition to Closing. The Company is required to seek and obtain shareholder approval as a condition to closing of the Fortissimo Investment pursuant to the Share Purchase Agreement; and

        (b) Compliance with Israel’s Companies Law. Section 278(c) of the Companies Law provides that in the event that the majority of the directors of the Company have a personal interest in the approval of the transaction, the transaction requires the approval of the shareholders of the Company, in addition to the approval of each of the Audit Committee and the board of directors of the Company in that order. The current Board of Directors consists of seven (7) directors, including two (2) external directors. The following directors have a personal interest in the approval of the Fortissimo Investment: Mr. Meir Jacobson, Mr. Shmuel Melman and Mr. Avram Silver – as they are parties to the Share Purchase Agreement and sellers of the Fortissimo Additional Shares and Mrs. Monique Bennoun-Melman – as she is married to Mr. Shmuel Melman who has a personal interest as described above. Therefore four (4) out of seven (7) directors have a personal interest in the Fortissimo Investment and hence the approval of the shareholders of the Company is required.

Proposal

        At the Annual Meeting, the Board of Directors will propose that the following resolutions be adopted:

        “RESOLVED, that the Share Purchase Agreement between the Company and Fortissimo Investors and others dated September 12, 2006, all exhibits and schedules attached thereto, including the shareholders’ agreement and all transactions contemplated thereunder, be, and hereby are, approved.”

Vote Required

The affirmative vote of the holders of the majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the approval of (a) the Fortissimo Investment any action undertaken by the Board or by officers of the Company with the approval of the Board of Directors, which are deemed by the Board of Directors to be necessary or desirable to permit completion of the Fortissimo Investment and (b) the ratification of any and all prior actions taken by the Board of Directors and the Company’s officers related to the negotiation and execution of the documents contemplated by the Share Purchase Agreement and relating to the Fortissimo Investment.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE
COMPANY FOR THE YEAR ENDED DECEMBER 31, 2005

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005. The Annual Report on Form 20-F of the Company for the year ended December 31, 2005, including the audited Consolidated Financial Statements of the Company, is available on the SEC’s website, at www.sec.gov.

BOARD OF DIRECTORS REPORT CONCERNING AUDIT AND NON-AUDIT RELATED SERVICES
PERFORMED BY INDEPENDENT AUDITORS OF THE COMPANY AND THEIR REMUNERATION

        In accordance with Section 165(b) and 167(b) of the Companies Law, the board of directors will present to the shareholders the audit and non-audit related services performed by Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), the independent auditors of the Company, and the remuneration paid to the auditors, following the approval of the Audit Committee and Board of Directors, for performance of their functions.

Sincerely yours,

Crow Technologies 1977 Ltd.

EXHIBIT A

SHARE PURCHASE AGREEMENT

        This SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of September 12, 2006, by and among Crow Technologies 1977 Ltd., a company organized under the laws of the State of Israel, with headquarters located at 12 Kineret Street, Airport City, Israel (the “Company”), Mr. Shmuel Melman (“Melman”), Mr. Abram Silver and Sender Holdings Inc. (collectively, “Silver”), Equity MY Ltd. (“Jacobson”), Mr. Jacob Batchon (“Batchon” and together with Melman, Silver and Jacobson, the (“Sellers”) and the purchasers listed in Schedule 1 attached hereto (the “Buyers”) lead by Fortissimo Capital Fund G.P., L.P.

        WHEREAS, the Buyers wish to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement an aggregate amount of six hundred twenty seven thousand seven hundred twenty five (627,725) of the Company’s Ordinary Shares, nominal value NIS 0.25 each (the “Purchased Company Shares”).

        WHEREAS, the Buyers wish to purchase, and the Sellers wish to sell, upon the terms and conditions stated in this Agreement an aggregate amount of five hundred forty eight thousand seven hundred twenty three (548,723) of the Company’s Ordinary Shares, nominal value NIS 0.25 each (the “Purchased Seller Shares” and together with the Purchased Company Shares, the “Purchased Shares”).

        NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Company and each Buyer hereby agree as follows:

1.     Purchase and Sale of Purchased Shares.

    1.1.        Purchase of Purchased Shares. Subject to the satisfaction (or waiver in writing by the Buyers) of the conditions set forth in Section 5 below: (i) the Company shall sell to each Buyer, and each Buyer severally and jointly, agrees to purchase from the Company on the Closing Date (as defined below), the number of Purchased Company Shares set forth opposite such Buyer’s name in the column entitled “Purchased Company Shares” on Schedule 1; and (ii) each Seller sell to the Buyers, and each Buyer severally and jointly, agrees to purchase from the Sellers on the Closing Date, the number of Purchased Seller Shares from the Sellers all as set forth opposite such Buyer’s and Seller’s name on Schedule 2 (the “Closing”).

    1.2.        Purchase Price. Subject to Section 8.13, the aggregate purchase price of the Purchased Company Shares to be purchased by the Buyers at Closing shall be equal to a price per Purchased Company Share of seven and one half US dollars ($7.50) and an aggregate of four million seven hundred seven thousand nine hundred thirty eight US dollars ($4,707,938) (the “Company Purchase Price”) and of the Purchased Seller Shares to be purchased by the Buyers at Closing shall be equal to a price per Purchased Seller Share of seven and one half US dollars ($7.50) and an aggregate of four million one hundred fifteen thousand four hundred twenty three US dollars ($4,115,423) (the “Seller Purchase Price”, and together with the Company Purchase Price, the “Purchase Price”). The portion of the Company Purchase Price to be transferred to the Company by each Buyer is set forth opposite such Buyer’s name on Schedule 1. The portion of the Seller Purchase Price to be paid by each Buyer to each Seller is set forth opposite such Buyer’s and Seller’s name on Schedule 2.

    1.3.        Closing Date. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., Israel Time, on the first business date following the notification by the Company of satisfaction (or waiver in writing by the Buyers) of the conditions to the Closing as set forth in Section 5 below.

    1.4.        Transactions at Closing. On the Closing Date, (i) the Buyers shall (a) transfer to the Company the Company Purchase Price, and (b) transfer to the Sellers the Seller Purchase Price; (ii) the Sellers shall deliver to the Buyers the Purchased Seller Shares and stock powers endorsed in blank with respect to the Purchased Seller Shares; and (iii) the Company shall (a) record the issuance of the Purchased Company Shares and the transfer of the Purchased Seller Shares in the name of the Buyers on the records of the Company; and (b) send irrevocable instructions to the stock transfer agent of the Company to issue a share certificate covering the Purchased Company Shares in the name of the Buyers.

2.     Buyer’s Representations and Warranties.

Each Buyer represents and warrants to the Company and the Sellers with respect to only itself that:

    2.1.        No Public Sale or Distribution; Prior Sales; Such Buyer is (i) acquiring the Purchased Shares in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the “1933 Act”) and has no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof (each, a “Person”) to distribute any of the Purchased Shares; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Purchased Shares for any minimum or other specific term and reserves the right to dispose of the Purchased Shares at any time provided that such disposition is in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

    2.2.        Non U.S. Person Status; Accredited Investor. Such Buyer certifies that it is either: (i) not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S of the 1933 Act, and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the 1933 Act; and each such Buyer agrees to resell the Purchased Shares only in accordance with the provisions of Regulation S (§§ 230.901 through 230.905, and Preliminary Notes), pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to the Purchased Shares unless in compliance with the 1933 Act; or (ii) an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated by the SEC (as defined below) pursuant to the 1933 Act.

    2.3.        Reliance on Exemptions. Such Buyer understands that the Purchased Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States Federal and Israeli securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Purchased Shares.

    2.4        Restricted Securities. Such Buyer understands that the Purchased Shares it is purchasing are characterized as “restricted securities” under United States federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act, only in certain limited circumstances. In this connection, such Buyer represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act.

    2.5        Disclosure of Information. Such Buyer represents that it is a sophisticated investor with the experience in making venture capital investments, including in high-tech and low-tech companies and projects and it is able financially to bear the risks involved in such investment. Without derogating from any of the representations and warranties set forth in this Agreement, such Buyer represents that: (i) it has received information in response to its request for deciding whether to purchase Purchased Shares and does not know of information requested by it which it has not received a response from the Company, and (ii) has had an opportunity to ask questions and receive satisfactory answers from the Company regarding the Company, its business, management, financial affairs and the terms and conditions of the offering of the Purchased Shares.

    2.6.        Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and constitutes the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except (i) as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies, or (ii) as any rights to indemnity or contribution hereunder may be limited by applicable law and public policy consideration.

    2.7        Indemnification. Each representation and warranty herein is deemed to be made to the Company and Sellers on the date of this Agreement and at the Closing. Each of the Buyers, severally and jointly agree to protect, defend, indemnify, and hold harmless the Company against and in respect of any and all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and disbursements) asserted against or incurred by the Company which shall be caused by such respective Buyer, as and when incurred, occasioned by any breach, falsity, or failure of the representations and warranties of such Buyer herein contained. Notwithstanding the above, the Buyers shall not be liable under this Section for consequential or indirect damages suffered by the Company. Notwithstanding anything contained in this Section 2.7 to the contrary, the aggregate liability of each of the Buyers shall not exceed that portion of the Purchase Price paid (or required to be paid) by the Buyers to the Company or to the Sellers, as applicable. It is hereby agreed and the Company and Sellers accept that, except with respect to claims based on fraud or intentional or deliberate misrepresentation, the provisions of this Section 2.7 shall apply to all kind of legal relief or remedies available to the Company and/or Sellers (including, but not limited to, contractual relief or relief for negligence or unjust enrichment), with respect to the transactions contemplated by this Agreement.

3.     Representations and Warranties of the Company.

The Company hereby represents and warrants to each of the Buyers, and acknowledges that the Buyers are entering into this Agreement in reliance thereon, as follows:

    3.1.        Organization and Qualification. Each of the Company and the Subsidiaries (as defined in Section 3.15 below) are companies duly organized and validly existing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power and authority to own their properties and except as set forth in Schedule 3.1, to carry on their business as now being conducted. Each of the Company, the Israeli Subsidiaries and to the best knowledge of the Company, the Other Subsidiaries is duly qualified as a corporation in its place of organization to do business and, where applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as specified in Schedule 3.1, each of the Company, the Israeli Subsidiaries and to the best knowledge of the Company, the Other Subsidiaries has all requisite licenses and authorization for the conduct of their business and operations in their place of organization and place of business. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, liabilities, contingencies, prospects, results of operations or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below).

    3.2.        Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and, to issue the Company Purchased Shares in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Company Purchased Shares have been duly authorized by the Company’s Audit Committee and Board of Directors and except for the approval of the Company’s shareholders and except as set forth in Schedule 3.2, no further consent or authorization is required by the Company. This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except (i) as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies, or (ii) as any rights to indemnity or contribution hereunder may be limited applicable law and public policy consideration.

    3.3.        Issuance of Company Purchased Shares. The Company Purchased Shares when issued in accordance with this Agreement, will be duly authorized, validly issued and upon payment therefore, fully paid and nonassessable, free from all pre-emptive rights, taxes, liens and charges with respect to the issue thereof. Assuming the accuracy of each of the representations and warranties of the Buyers set forth in Section 2 hereof, (i) the sale by the Company of the Company Purchased Shares on the Closing Date will be exempt from registration under the 1933 Act, and (ii) there are no prospectus publication requirements under the Israeli Securities Law – 1968 (in connection with the offer and issuance of the Company Purchased Shares). Except as set forth in this Agreement and except as set forth in Schedule 3.3, the Company is not currently under any obligation to register under 1934 Act (as defined below) or otherwise, any of its presently outstanding securities or any of its securities which may hereafter be issued.

    3.4.        No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Company Purchased Shares) will not (i) result in a violation of the Articles of Association of the Company (the “Articles of Association”), or the Memorandum of Association of the Company (the “Memorandum”) or the incorporation documents of any of the Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or the Subsidiaries is a party, which default would have a Material Adverse Effect, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or the Subsidiaries or by which any property or asset of the Company or the Subsidiaries is bound or affected.

    3.5.        Consents. Except as set forth in Schedule 3.2, the Company is not required to obtain any consent, authorization, permit, approval, resolution or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof. This Agreement and the transactions contemplated hereby do not require the approval of the disinterested shareholders of the Company in accordance with Section 275 of the Israeli Companies Law – 1999. The Company is unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the consents, authorizations, orders, filings or registrations listed in the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market, as defined in Section 3.8 below, which violation would have a Material Adverse Effect.

    3.6.        SEC Documents; Financial Statements. During the preceding three years, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the United States Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and the Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

    3.7.        Absence of Certain Changes. Since December 31, 2005, there has not been a decrease of twenty percent (20%) or more in the operating profit of the Company for the first half of the fiscal year of 2006, on a consolidated basis, compared to the operating profit of the Company for the first half of the fiscal year of 2005 (the “Decrease”). Notwithstanding the aforesaid, if the operating profit of the Company, on a consolidated basis, for the fiscal year of 2007, on the basis of the accounting standards used for the preparation of the consolidated financial statements of the Company appearing in the 2005 20-F, is no less than ninety percent (90%) of the operating profit of the Company, on a consolidated basis, for the fiscal year of 2005, then it shall be deemed that the Decrease has not occurred. Since December 31, 2005, the Company has not (i) declared or paid any dividends, (ii) sold any fixed assets, individually or in the aggregate, in excess of one hundred thousand US dollars ($100,000) outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of one million two hundred thousand US dollars ($1,200,000). The Company has not taken any steps to seek protection pursuant to any bankruptcy law. The Company is not aware of any creditor that intends to initiate involuntary bankruptcy proceedings. The Company, on a consolidated basis, currently is not and, after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined in the Israeli Companies Ordinance (Consolidated Version) – 1983).

    3.8.        Conduct of Business. Except as set forth in Schedule 3.8, neither the Company, the Israeli Subsidiaries nor, to the best knowledge of the Company, the Other Subsidiaries, is in violation of any term of or in default under its Articles of Association or Memorandum of Association or its respective charter. Neither the Company, the Israeli Subsidiaries nor to the best knowledge of the Company, the Other Subsidiaries, is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or the Subsidiary, which violation(s) would not have, individually or in the aggregate, a Material Adverse Effect. Since March 1995, (i) the Ordinary Shares have been quoted on the Over The Counter Bulletin Board (the “Principal Market”), (ii) in the preceding three years, trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication from the SEC or the Principal Market regarding their intention to suspend or delist the Company’s Ordinary Shares from the Principal Market. Except as set forth herein, the Company, the Israeli Subsidiaries and to the best knowledge of the Company, the Other Subsidiaries, possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure(s) to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and the executive officers of the Company and the Subsidiaries have not received any written notice of proceedings relating to the revocation or modification of any certificate, authorization or permit.

    3.9.        Transactions with Affiliates. Except as set forth in Item 7.A. – “Major Shareholders” and Item 7.B. – “Related Party Transactions”, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”), to the Company’s knowledge none of the executive officers or directors of the Company or shareholders holding more than five percent (5%) of the Company’s issued and outstanding share capital, is presently a party to any material transaction with the Company or the Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such executive officer or director or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such executive officer or director has a substantial interest or is an officer, director, trustee or partner. In addition, there is no other business relationship between the Company or a Subsidiary and any family member of an officer or director of the Company, other than as disclosed in Item 7.B., of the 2005 20-F. Other than as set forth in Schedule 3.9, there are no oral or written agreements or arrangements between the Company or any of the Subsidiaries and Mr. Silver or Mr. Jacobson or any other person related to any of them or any entity which either of them directly or indirectly control.

    3.10.        Equity Capitalization. As of the date hereof, the authorized share capital of the Company is NIS 1,250,000 divided into five million (5,000,000) Ordinary Shares, nominal value NIS 0.25 each, of which as of the date hereof, four million three hundred seventy two thousand two hundred seventy five (4,372,275) shares are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as contemplated by this Agreement, (i) no shares of the Company are subject to preemptive rights or any other similar rights to subscribe for, purchase or acquire from the Company any of its share capital; (ii) except as set forth in Schedule 3.10(a), there are no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever of the Company relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of share capital of the Company or the Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of the Subsidiaries is bound to issue additional shares of the share capital of the Company or any of the Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of share capital of the Company or any of the Subsidiaries; (iii) other than as set forth in Schedule 3.3, there are no agreements or arrangements under which the Company or any of the Subsidiaries is obligated to register the sale of their securities under the 1933 Act (except as provided herein); and (iv) there are no outstanding securities or instruments of the Company or any of the Subsidiaries which contain any redemption provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of the Subsidiaries is or may become bound to redeem a security of the Company or such Subsidiary, as applicable. Schedule 3.10(b) sets forth the capitalization of the Company on a fully diluted basis, immediately following the Closing.

    3.11.        Contracts. Neither the Company nor any of the Israeli Subsidiaries is in violation of any term of or in default under any contract, agreement or instrument, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect. Each of the Company and Crow Electronic Engineering Ltd. is not in breach of any of their respective agreements with Bank Hapoalim B.M. (the “Bank”), except where such breach would not result, individually or in the aggregate, in the Bank having the right to (i) exercise any of its charges on the Company or Crow Electronic Engineering Ltd., or (ii) demand immediate repayment of all amounts owed to it.

    3.12.        Absence of Litigation. Except as set forth in Schedule 3.12, there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries or any of the Company’s or any of the Subsidiaries’ executive officers or directors in their capacities as such.

    3.13.        Employment. Each of the Company and the Subsidiaries has complied with all applicable employment laws except for such non-compliance as would not cause a Material Adverse Effect. Except for amounts reflected in the financial statements of the Company attached to the 2005 20-F (the “Financial Statements”) and other than as set forth in Schedule 3.13, there are no obligations of the Company or any of the Subsidiaries for the payment of any severance payment, sick lease or for accrued vacation due to employees of the Company and the Subsidiaries.

    3.14.        Title. The Company and the Subsidiaries have good and marketable title to all assets owned by them which is material to the business of the Company and, except as set forth in Schedule 3.14(a), the Subsidiaries, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not interfere with the use made of such property by the Company and the Subsidiaries. Except as set forth in Schedule 3.14(b), neither the Company nor any of the Subsidiaries owns any real property. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company and the Subsidiaries.

    3.15.        Subsidiaries. Except for Crow Electronic Engineering Ltd., Freelink Ltd., Actec Access Technologies Ltd., Secucell Ltd., ScanVision Technologies Ltd. (collectively, the “Israeli Subsidiaries”), Video Domain Technologies Ltd., ArrowHead Alarm Products Ltd., Crow Australia Pty Ltd. (the “Other Subsidiaries” and collectively with the Major Subsidiaries, the “Subsidiaries”) and except as set forth in Schedule 3.15(a), the Company does not own any equity ownership interest, directly or indirectly, in any person, corporation or other entity. The direct and indirect equity ownership interest in the Subsidiaries is set forth in Schedule 3.15(b). Except as set forth in Schedule 3.15(c), the Company owns, directly or indirectly, the share capital of the Subsidiaries free and clear of any encumbrance. All of the issued and outstanding share capital of the Subsidiaries is validly issued, fully paid and non-assessable. Except as set forth in Schedule 3.15(d), there are no (a) outstanding securities convertible into, exchangeable for, or carrying the right to acquire, equity securities of the Subsidiaries, or subscriptions, warrants, options, rights or other arrangements or commitments obligating the Subsidiaries to issue or dispose of any of its equity securities or any ownership interest therein, or, (b) outstanding guarantees or obligations of the Company or the Subsidiaries which are not reflected in the Financial Statements or which are not specifically set forth in the 2005 20-F. Except with respect to the Subsidiaries, the Company does not, directly or indirectly, own share capital or hold an equity or similar interest in any entity.

    3.16.        Tax Status. Each of the Company, the Israeli Subsidiaries and to the best knowledge of the Company, the Other Subsidiaries (i) has made or filed all income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and those for which provisions have been made in the consolidated financial statements of the Company and as presented under “other liabilities” in the balance sheet of the Company, and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Other than as set forth in the Company’s financial statements attached to the 2005 20-F, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

    3.17.        Intellectual Property.

    3.17.1.        The Company has good, valid, subsisting, unexpired and enforceable title to, free and clear of all third party interests, or otherwise possesses adequate and exclusive (subject to the fact that no patent has been obtained) rights to use, all of the Intellectual Property (as defined below) necessary to enable operation of the business of the Company as now being conducted and as currently proposed to be conducted, and no royalty or fee bearing Intellectual Property is necessary to permit the Company to conduct its business as currently conducted or contemplated, except as provided in Schedule 3.17.1 The Company has taken reasonable security measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other technical information and has entered into agreements with its employees and consultants to protect all existing and future Intellectual Property of the Company.

    3.17.2.        To the best of its knowledge and belief, no Intellectual Property, used or proposed to be used in the business of the Company as currently conducted or currently proposed to be conducted, has infringed or will infringe upon any intellectual property rights of others and the use of such Intellectual Property in the business of the Company, as currently conducted or currently proposed to be conducted, will not constitute an infringement, misappropriation or misuse of any intellectual property rights of any third party, other than as disclosed in Schedule 3.17.2. Other than as disclosed in Schedule 3.17.2, no person has asserted or, to the best of the Company’s knowledge, has the right to assert any claim regarding the use of, or challenging or questioning the Company’s right or title in, any of the Intellectual Property.

    3.17.3.        As used herein, the term “Intellectual Property” shall mean all registered patents, designs and trademarks, all applications for registration thereof, and all computer programs developed, or used in connection with the business of the Company, and copies thereof in any storage media, and all other works of authorship, inventions, concepts, ideas, and discoveries developed, discovered, conceived, created, made, reduced to practice, or used by the Company and all intellectual property rights therein, including, without limitation, all copyrights in the United States, Israel and elsewhere, including all rights of registration and publication, rights to create derivative works, and all other rights incident to copyright ownership, and all inventions (patentable or unpatentable), trade secrets, know-how, ideas and confidential information embodied or reflected in such information, including any shop rights, for the longest period of protection accorded to such interests under applicable law.

    3.18.        Disclosure. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All representations and warranties made by the Company in this Agreement are true and correct to the extent and scope which such representations and warranties are made and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in view of the circumstances in which they were made. Without derogating from any of the representations and warranties made by the Company in this Agreement, there is no material fact or information relating to the business, prospects, condition (financial or otherwise), affairs, operations, or assets of the Company or the Subsidiaries that is known to the Company and which has not been disclosed to the Buyers, in writing, by the Company.

    3.19        Insurance. The Insurance Policy (as defined below) has been duly approved in accordance with applicable law.

    3.20.        Effectiveness; Survival, Limitation of Liability, Remedies.

    3.20.1        Each representation and warranty herein is deemed to be made to the Buyers on the date of this Agreement and at the Closing. The Company shall indemnify the Buyers and the hold the Buyers harmless from any and all losses (including, but without limitation, any and all claims, suits, liabilities, damages, costs, expenses, charges and fees of whatever kind or nature (including reasonable attorney’s fees)) (the “Damages”) sustained or incurred by or asserted against the Buyers arising out of or in any way relating to any breach of any representation or warranty made herein. Such indemnification in the aggregate shall be in an amount not exceeding the Company Purchase Price paid by each of the Buyers and for a period not exceeding four (4) years after the Closing, all in accordance with the agreement in the form attached hereto as Schedule 3.20.1.

    3.20.2        No claim or claims shall be brought under any provision or with respect to any or all provisions of this Section 3 unless the aggregate amount of such claim exceeds the aggregate amount of one hundred thousand US dollars ($100,000) (the “Minimum Claim”), provided however, that if and when the Damages so exceed the Minimum Claim, all of the Damages shall be subject to indemnification hereunder including the amount of Damages up to the Minimum Claim, provided however, that except with respect to claims based on fraud or intentional or deliberate misrepresentation, the aggregate liability of the Company to each Buyer shall be limited to the aggregate amount of the Company Purchase Price paid by such Buyer.

    3.20.3        It is hereby agreed and the Buyers accept that, except with respect to claims based on fraud or intentional or deliberate misrepresentation, the provisions of this Section 3.20 shall apply to all kind of legal relief or remedies available to the Buyers (including, but not limited to, contractual relief or relief for negligence or unjust enrichment), with respect to the transaction contemplated by this Agreement. Notwithstanding the above, the Company shall not be liable under this Section for consequential or indirect damages suffered by the Buyers.

4.     Representations and Warranties of the Sellers.

    (a)        Each Seller hereby represents and warrants to each of the Buyers with respect to only itself, and acknowledge that the Buyers are entering into this Agreement in reliance thereon as follows: (i) this Agreement is the legal, valid and binding obligation of such Seller, enforceable in accordance with its terms; (ii) subject to the removal of the pledge in favor of a bank or other financial institution on the Purchased Seller Shares owned by Silver which will be removed by Closing, such Seller has good and marketable title to the Purchased Seller Shares set forth next to such Seller’s name in Schedule 2, free and clear from any lien, claim, encumbrance of any kind, right of first refusal, option or other restriction (subject to the receipt of waivers referenced in Section 5.1(j)); (iii) such Seller has all requisite power, authority and approvals required to enter into, execute and deliver this Agreement and to perform fully his obligations hereunder; (iv) such Seller has not been declared bankrupt and there are no grounds for such declaration being made; (v) other than the liabilities set forth in Schedule 4, each of the Company and the Subsidiaries does not have any liabilities or other obligations towards such Seller or any person related to such Seller or any entity directly or indirectly controlled by such Seller; and (vi) such Seller holds the number of Ordinary Shares of the Company set forth next to such Seller’s name in Schedule 3.10(b).

    (b)        It is hereby clarified for the avoidance of doubt that the representations and warranties contained in this Section 4 are the only representations and warranties made towards the Buyers by the Sellers and they are not responsible or liable for the representations and warranties of the Company set forth in Section 3 or the obligation of the Company pursuant to this Agreement.

5.     Conditions to Closing.

    5.1        The obligation of each Buyer hereunder to purchase the Purchased Shares at the Closing, is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, any one or more of which may be waived in whole or in part by the Buyers, which waiver shall be at their sole discretion, by providing the Company with prior written notice thereof:

    (a)        The Company shall have secured all permits, consents, approvals, resolutions and authorizations that shall be necessary or required to consummate this Agreement and the transactions contemplated hereunder;

    (b)        The Buyers shall have received documentation evidencing the approval of each of the Company’s Audit Committee, Board of Directors and shareholders, in that order, of this Agreement and the transactions contemplated hereunder, as required under applicable law and the appointment of the Buyers’ two (2) nominees by the Board of Directors of the Company (the “New Directors”) to the Board of Directors of the Company effective as of the Closing;

    (c)        The Buyers shall have received a compliance certificate in the form of Schedule 5.1(c), duly executed by the Chief Executive Officer and Chief Financial Officer of Company, and dated as of the date of the Closing confirming and certifying that: (i) the representations and warranties of the Company made hereunder are true and correct as of the date of the Closing with the same effect as though made on and as of the date of the Closing, and (ii) the Company has performed and complied with all of the covenants, agreements, undertakings and conditions required to be performed and/or complied with at or prior to the Closing;

    (d)        The Buyers shall have received share certificates for the Purchased Shares duly executed on behalf of the Company and registered in the name of each Buyer;

    (e)        The shareholder agreement currently in effect by and among Melman, Silver, and Mr. Eilenberg shall have been replaced with the Shareholder Agreement in the form attached hereto as Schedule 5.1(e), which shall include provisions relating to: preemptive rights, rights of first refusal, co-sale rights, co-buy rights and drag along rights;

    (f)        The Buyers shall have received a duly executed opinion of legal counsel for the Company dated as of the date of the Closing, in the form attached hereto as Schedule 5(f);

    (g)        The Company will have added the New Directors to the Company’s existing director and officer insurance policy (the “Insurance Policy”);

    (h)        The Buyers shall have received a compliance certificate in the form of Schedule 5(h), duly executed by each of the Sellers, and dated as of the date of the Closing confirming and certifying that the representations and warranties of such Seller made hereunder are true and correct as of the date of the Closing with the same effect as though made on and as of the date of the Closing and that such Buyer has performed and complied with all of the covenants, agreements, undertakings and conditions required to be performed and/or complied with at or prior to the Closing; and

    (i)        Validly executed waivers of any rights of first refusal or participation that any other shareholders of the Company may have in connection with the transfer of the Purchased Seller Shares in the form of Schedule 5.1(i).

    5.2        The obligation of the Company hereunder to sell the Purchased Company Shares at the Closing is subject to the receipt of the Company Purchase Price by the Company.

    5.3        The obligation of each Seller hereunder to sell such Seller’s Purchased Seller Shares at the Closing is subject to the receipt of such Seller’s Seller Purchase Price.

6.     Covenants.

    6.1        Best Efforts. The Company shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 5 of this Agreement.

    6.2        Board Approval. Following the date hereof, the Company shall not take any of the following actions without the approval of its Board of Directors: (i) make any loan or advance to, or purchase any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless such subsidiary is wholly owned by the Company; (ii) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors; (iii) guarantee, any indebtedness except for trade accounts of the Company or of any subsidiary that arise in the ordinary course of business of the Company or such subsidiary, as applicable; (iv) make any financial investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of one year; (v) incur any aggregate indebtedness in excess of five hundred thousand US dollars ($500,000) that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (vi) enter into or be a party to any transaction with any director, or officer of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the 1934 Act) of any such person (vii) hire, fire, or change the compensation of executive officers of the Company, including approving any option plans; (viii) change the principal business of the Company, enter new lines of business, or exit any current line of business; or (ix) sell, transfer, license, pledge or encumber any technology or intellectual property, other than licenses granted in the ordinary course of business.

    6.3        Intentionally left blank

    6.4        Registration Rights.

    6.4.1        Definition. As used in this Agreement, the term “Registrable Securities” means (i) all Purchased Shares; and (iii) any securities issued or issuable with respect to all shares acquired by the Buyers by way of bonus shares, share splits, share conversions or right of first refusal (as set forth in Section 6.3) on account of the Purchased Shares.

    6.4.2        Registrable Securities. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been effectively registered under the 1933 Act and/or any other applicable securities law, although they will again become Registrable Securities if later de-registered.

    6.4.3        Demand Registration. At any time following the sixth month anniversary of the Closing Date (the “Anniversary”), the Buyers and any of its transferees to which such Buyer(s) has assigned its registrations rights hereunder, may on two (2) instances in the aggregate (the “Instances”) request that the Company file a registration statement (the “Registration Statement”) registering the Registrable Securities, which Registration Statement shall be filed with the SEC within sixty (60) days following the receipt of such request, and the Company will have such Registration Statement declared effective by the Commission as soon as practicable thereafter, but no later than ninety (90) days following the filing of the Registration Statement; provided however, that the Company shall not be obligated to file a Registration Statement within twelve (12) months following the submission of a prior Registration Statement in accordance with a demand made pursuant to this Section 6.4.3. The Company agrees to use its best efforts to keep the Registration Statement continuously effective for a period of at least two hundred and seventy five (275) days following the date on which such Registration Statement is initially declared effective or such shorter period as will terminate when all of the shares covered by such Registration Statement have been sold pursuant to such Registration Statement. The Company further agrees, if necessary, to supplement or amend the Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement or by the 1934 Act or by any other rules and regulations thereunder for shelf registration. Notwithstanding anything to the contrary in this Section 6.4.3, the Company can only fulfill its obligation to register Registrable Securities under this Section 6.4.3 if: (i) at least fifty percent (50%) of the Registrable Securities requested by the Buyers to be registered are registered, provided such proposed registration by the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, is at an aggregate price to the public (net of any underwriters’ discounts or commissions) of at least seven hundred fifty thousand US Dollars ($750,000), and (ii) such registration is closed or withdrawn at the request of the Buyers, other than if such request is as a result of a material adverse change to the Company (the “Conditions”); and if the Company does not fulfill its obligation under this Section 6.4.3 as a result of the Conditions, such registration shall not be deemed one (1) of the Instances. The Buyers rights to demand registration pursuant to this Section shall continue until delisting of the Company’s shares; provided however, that if the Company’s shares are later relisted, the Buyers rights to demand registration shall once again go into effect six (6) months following such relisting, all in accordance and subject to this Section.

    6.4.4        Piggyback Registration. For thirty six (36) months following the Anniversary, whenever the Company proposes to register any of its securities under the 1933 Act or 1934 Act (other than pursuant to a registration primarily for sales of shares or options to employees of the Company), and the registration form to be used is suitable for the registration of the Registrable Securities (a “Piggyback Registration”), the Company will give written notice to the holders of Registrable Securities of its intention to effect such a registration and will include in such registration all the Registrable Securities with respect to which the Company has received written requests for inclusions therein within twenty one (21) days after the Company provides such notice. Such notice shall be delivered to the holders of Registrable Securities at least thirty (30) days prior to the initial filing of a registration statement with the SEC. The aforesaid is subject to any underwriter cutbacks as may be applicable to such Piggyback Registration.

    6.4.5        Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will effect the registration with the proper authorities in the United States and Israel and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and to list such shares on the exchange on which the Company’s shares are then trading. In connection therewith, the Company will make available for inspection by any seller of Registrable Securities, and any attorney, accountant, or any other agent retained by such seller, all pertinent financial and other records, other pertinent corporate documents of the Company, and cause the Company’s respective officers, directors, and employees to supply all information reasonably requested by such seller, attorney, accountant, or agent in connection with such registration statement.

    6.4.6        Registration Expenses. The Company shall be responsible for all registration expenses incurred in connection with the transactions described in Sections 6.4.3 and 6.4.4. Registration expenses include all expenses incident to the Company’s performance of or compliance with this Agreement, including without limitation expenses incurred in connection with the preparation of a prospectus, or F-3 Form, as applicable. Notwithstanding the foregoing, however, all underwriters’ fees and commissions in respect of the sale of Registrable Securities shall be paid by the holders of Registrable Securities, pro rata in accordance with the number of Registrable Securities sold in the offering by such holder. Notwithstanding the aforesaid, provided, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sub-Section 6.4.3 if the registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Securities to be registered (in which case all participating holders requesting to withdraw the request, shall bear such expenses pro rata on the basis of the number of Registrable Securities for which such registration was requested), unless the initiating holders agree to forfeit their right to one demand registration pursuant to Sub-Section 6.4.3.

    6.4.7        Indemnity. The Company hereby agrees to indemnify and hold harmless the Buyers, and its directors, officers, employees, agents and controlling persons (each, an “Indemnified Person”) (within the meaning of Section 15 of the 1933 Act or Section 20(a) of the 1934 Act), from and against any and all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and disbursements) asserted against or incurred by any such Indemnified Person which shall be caused by any untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities, including any amendment or supplement thereto, or shall be caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities and expenses shall be caused by any untrue statement or omission based upon information furnished in writing to the Company by the Buyers or on the Buyer’s behalf for use therein. Notwithstanding the above, the Company shall not be liable under this Section for consequential or indirect damages suffered by the Buyers.

    6.4.8        Market Stand-Off. If requested by the Company and the underwriter of securities of the Company in connection with a registration pursuant to Sections 6.4.3 or 6.4.4, each of the Buyers, Melman and Silver agree not to sell or otherwise transfer or dispose of any securities of the Company held by such shareholder (other than those included in the registration) for a period no longer than one hundred eighty (180) days following the effective date of such registration statement, provided that: (i) all officers and directors of the Company who own shares of the Company are bound by and have entered into similar agreements and that the Company uses all reasonable efforts to obtain similar covenants from all the holders of at least one percent (1%) of the Company’s voting securities; (ii) no other parties entering into a market stand-off agreement shall be subject to a shorter period; and (iii) such period does not exceed the market stand-off period which is customary at the time so requested, in which event the period shall be reduced to such customary period.

    6.4.9        Transfer or Assignment of Registration Rights. The Buyers may transfer or assign the registration rights set forth in this Section 6.4 upon any transfer of the Registrable Securities, to the transferee of such Registrable Securities, provided that the Company is given prior written notice of such transfer or assignment, stating the name and address of said transferee or assignee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned; provided further that the transferee or assignee of such Registrable Securities shall assume in writing the obligations of the transferring Buyer under this Section 6.4; and provided further that each such single transfer of Registrable Securities consist of at least such number of shares constituting twenty percent (20%) of the Registrable Securities held by such Buyer at such time.

    6.5        Expenses. The Company shall reimburse the Buyers for the Buyers’ legal and financial due diligence and administrative costs incurred in connection with the transactions contemplated by this Agreement up to a maximum of fifty thousand US dollars ($50,000), plus Value Added Tax, plus reasonable fees and expenses of counsel, all as shall be determined by the Board of Directors of the Company.

    6.6        Insurance. The Company shall maintain the Insurance Policy at the same level and pay all payments necessary to keep the Insurance Policy in effect, unless approved otherwise by the Board of Directors.

    6.7        No Shop. Until the earlier of the Closing Date and the Termination Date (as defined below), the Company and the Sellers will not take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity other than the Buyers relating to the sale or issuance, of any share capital of the Company and shall promptly notify the Buyers of any inquiries by any third parties in regards to the foregoing. In the event the Company or a Seller breaches the provisions of this Section 6.7 and consummates any of the transactions described in this Section 6.7 with any person or entity which is not a Buyer, the Company or Seller, as applicable, shall pay to the Buyers, as agreed upon liquidated damages, an aggregate amount of two hundred fifty thousand US dollars ($250,000).

    6.7        Voting. Each of the Sellers hereby undertakes to vote all shares of the Company that they own, directly or indirectly, in favor of any proposal, concerning this Agreement and the transactions contemplated hereunder, put forth before the shareholders of the Company.

    6.8.        Ordinary Course. As of the date hereof and until the Closing Date, the Company: (i) shall conduct its business solely in the ordinary course of business in the manner it conducted its business on the date hereof; and (ii) shall not declare or pay any dividends or make any other distributions or payments with respect to its share capital.

    6.9        Financing. The Company shall cooperate with the Buyers and take any action it may reasonably be requested to take by the Buyers, in order to assist the Buyers in securing third party financing for the transactions contemplated by this Agreement, provided that the Company shall not be responsible in any way for the success or lack of success of securing such financing by the Buyers or any representation, promise, arrangement or understanding between the Buyers and such third party financier and further provided that such assistance by the Company shall not be reasonably expected to adversely affect the Company.

    6.10        Dividends. Subject to applicable law, the written consent of any entity whose consent is necessary to distribute dividends and the approval of the Company’s board of directors, the Company shall distribute forty percent (40%) of its annual net profit as dividends to its shareholders.

7.     Termination. In the event that the Closing shall not have occurred on or before the close of business on November 30, 2006 (and the Buyers do not waive such unsatisfied condition(s)) (the “Termination Date”), this Agreement shall immediately terminate and be of no further force or effect, without liability of any party to any other party.

8.     Miscellaneous.

    8.1        Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

    8.2        Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Buyers: to the address set forth in Schedule 1

with a copy to:

Yigal Arnon & Co. One Azrieli Center (Round Tower) 46th Floor Tel Aviv 67021 Israel Fax: (972) (3) 6087714 Attention: David Schapiro, Adv.

if to the Company:

Crow Technologies 1977 Ltd. 12 Kineret Street, Airport City PO BOX 293 Israel Fax: (972) (3) 9726001 Attention: Chief Executive Officer

with a copy to:

Yoram L. Cohen, Ashlagi, Fisher, Eshel - Law Offices Europe Israel Tower, 17th floor 2 Weizman Street Tel Aviv, 642339 Israel Fax: (972) (3) 6931919 Attention: Dana Livneh-Zemer, Adv.

if to the Sellers: to the addresses set forth in Schedule 2

with a copy to:

Yoram L. Cohen, Ashlagi, Fisher, Eshel - Law Offices Europe Israel Tower, 17th floor 2 Weizman Street Tel Aviv, 642339 Israel Fax: (972) (3) 6931919 Attention: Dana Livneh-Zemer, Adv.

    8.3        Headings. The boldface headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

    8.4        Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

    8.5        Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Israel (without giving effect to principles of conflicts of laws). Each party to this Agreement consents to the exclusive jurisdiction and venue of the courts of District of Tel Aviv-Jaffa in the State of Israel.

    8.6        Successors and Assigns. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

     8.7        Waiver.

    (a)        No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

    (b)        No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    8.8        Severability. In the event that any provision of this Agreement, or the application of any such provision to any party or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

    8.9        Parties in Interest. None of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

    8.10        Entire Agreement. This Agreement, its schedules and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof including but not limited to a certain binding term sheet entered into by the parties on July 6, 2006. This Agreement may not be modified or amended except by a written agreement signed the Company and the Buyers, and with respect to Sections 1, 2, 4, 6.3, 6.8, 7 and 8, the Sellers, and any amendment effected in accordance therewith shall be binding on all parties hereto.

    8.11        Construction.

    (a)        For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

    (b)        The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

    (c)        As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

    8.12        Withholding. Notwithstanding anything to the contrary in this Agreement, unless a Seller provides the Buyers with an exemption or other instructions from the Israeli Tax Authority with respect to the Buyers’ obligation to withhold tax from the portion of the Seller Purchase Price to be paid to such Seller, the Buyers shall withhold all amounts necessary pursuant to Israeli tax law from such portion of the Seller Purchase Price.

    8.13        Aggregation of Shares. All shares held by the Buyers shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties have caused this Share Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

____________________
CROW TECHNOLOGIES 1977 LTD.

By: Shmuel Melman
Title: Chief Executive Officer

SELLERS:

_______________________ SHMUEL MELMAN	_______________________ ABRAHAM SILVER

_______________________

JACOB BATCHON

____________________ SENDER HOLDINGS INC.	____________________ EQUITY MY LTD.

By: Asher Barak Title: Director	By: Meir Jacobson Title: Director

BUYERS:

____________________

FORTISSIMO CAPITAL FUND, L.P.

FORTISSIMO CAPITAL FUND (ISRAEL), L.P.

FORTISSIMO CAPITAL FUND (ISRAEL-DP), L.P.

By: Fortissimo Capital Fund GP, L.P.,
its General Partner
By: Fortissimo Capital (GP) Management Ltd.,
its General Partner
By: Yuval Cohen, Director

The undersigned hereby undertakes to fully comply with the provisions of 6.7 hereof.

____________________ MEIR JACOBSON	____________________ ASHER BARAK ADV., IN TRUST FOR JACOB EILENBERG

Schedule 1

Name	Address	Purchased Company Shares	Purchase Price
Fortissimo Capital Fund, L.P.	14 Hamelacha Street Park Afek, Rosh Ha'ayin Israel 48091	22,390	$167,925
Fortissimo Capital Fund (Israel), L.P.	14 Hamelacha Street Park Afek, Rosh Ha'ayin Israel 48091	564,774	$4,235,805
Fortissimo Capital Fund (Israel-DP), L.P.	14 Hamelacha Street Park Afek, Rosh Ha'ayin Israel 48091	40,561	$304,208
Total		627,725	$4,707,938

Schedule 2

Purchased Seller Shares

Name	Mr. Shmuel Melman	Mr. Abram Silver and Sender Holdings Inc.	Equity MY Ltd.	Mr. Jacob Batchon	Total
Address	64 Pinkhas Street, Tel-Aviv, Israel	Sender Holdings Inc. c/o Asher Barak, 216 Yaffo Street, Jerusalem, Israel Abram Silver 4910 13th Avenue Brooklyn, New York 11219 USA	1 Moses Street, Ramat Gan, Israel	12(b) Ben Atar Street, Ramla, Israel
Fortissimo Capital Fund, L.P.	8,917	8,917	1,560	178	19,572
Fortissimo Capital Fund (Israel), L.P.	224,929	224,929	39,338	4,499	493,695
Fortissimo Capital Fund (Israel-DP), L.P.	16,154	16,154	2,825	323	35,456
Total	250,000	250,000	43,723	5,000	548,723

Seller Purchase Price

Name	Mr. Shmuel Melman	Mr. Abram Silver and Sender Holdings Inc.	Equity MY Ltd.	Mr. Jacob Batchon	Total
Fortissimo Capital Fund, L.P.	$66,877.50	$66,877.50	$11,700	$1,335	$146,790
Fortissimo Capital Fund (Israel), L.P.	$1,686,967.50	$1,686,967.50	$295,035	$33,742.50	$3,702,712.50
Fortissimo Capital Fund (Israel-DP), L.P.	$121,155	$121,155	$21,188	$2,422.50	$265,920.50
Total	$1,875,000	$1,875,000	$327,923	$37,500	$4,115,423

EXHIBIT B

CROW TECHNOLOGIES 1977 LTD.
SHAREHOLDERS’ AGREEMENT

        This Shareholders’ Agreement (this “Agreement”) is made and entered into as of the ____th day of ________, 2006, by and among CROW TECHNOLOGIES 1977 Ltd., of 12 Kineret Street, Airport City, Israel (the “Company”), the purchasers listed in Schedule 1 attached hereto (the “Buyers”), lead by Fortissimo Capital Fund G.P., L.P., Shmuel Melman (“Melman”), Abram Silver (“Abram”), Sender Holdings Inc. (“Sender”), Asher Barak, Adv. in trust for Jacob Eilenberg (“Eilenberg”) (Abram, Sender and Eilenberg collectively, the “Silver Group”) (together, Melman and the Silver Group shall be referred to as the “Current Major Shareholders”). The Buyers and the Current Major Shareholders are referred to herein collectively as the “Shareholders”.

R E C I T A L S

    A.        The Current Major Shareholders have entered into an agreement on July 8, 2004, a copy of which is attached hereto as Exhibit A (the “Prior Shareholders’ Agreement”).

    B.        The shareholdings of the Current Major Shareholders and the Buyers upon this Agreement becoming effective are as specified Exhibit B attached hereto.

    C.        The Company, the Current Major Shareholders and the Buyers desire to set forth certain matters regarding their beneficial ownership of the shares of the Company, all as more fully set forth herein and to replace the Prior Shareholders’ Agreement with this Agreement.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     BOARD OF DIRECTORS.

    1.1        At any and all shareholders’ meetings (whether annual, special or other and all continuation or adjournment of any of such said meetings), at which members of the Company’s Board of Directors (the “Board”) are to be elected, each of the Shareholders hereby agrees and undertakes to vote all of the shares beneficially owned, directly or indirectly, by such Shareholder on the date hereof or hereafter acquired, in the same manner, on the appointment, dismissal and/or replacement of the nominees to the Board so as to elect:

(a) subject to Sections 1.2 and 1.4 below, two (2) members nominated by Melman (the “Melman’s Nominees”);

(b) subject to Sections 1.2 and 1.4 below, two (2) members nominated by the Silver Group (“Silver Group’s Nominees”);

(c) subject to Sections 1.2 and 1.4 below, two (2) members nominated by the Buyers (the “Buyers’ Nominees”); and

(d) subject to Section 1.3, one (1) member nominated by the Current Major Shareholders (the “Joint Nominee”).

Collectively, Melman’s Nominees, Silver Group’s Nominees, the Buyers’ Nominees and the Joint Nominee shall be referred to hereinafter as the “Board Nominees”.

    1.2        In the event that any Shareholder’s beneficial holdings in the Company shall be less than the lower of: (A) fifteen percent (15%) of the issued and outstanding share capital of the Company, and (B) twenty percent (20%) of the number of ordinary shares of the Company held by all the Shareholders and their Permitted Transferees (as defined below), but more than the lower of (A) seven and one half percent (7.5%) of the issued and outstanding share capital of the Company (the “7.5% Threshold”), and (B) ten percent (10%) of the number of ordinary shares of the Company held by all the Shareholders and their Permitted Transferees (as defined below) (the “10% Threshold”), then, such Shareholder shall be entitled to nominate one (1) less member to the Board than the number set forth in Section 1.1 for such Shareholder. If such Shareholder shall subsequently beneficially hold the lower of (A) more than fifteen percent (15%) of the issued and outstanding share capital of the Company; and (a) more than 20% of the number of ordinary shares of the Company held by all the Shareholders and their Permitted Transferees, then, the such Shareholder shall be entitled to nominate two (2) members to the Board in accordance with Section 1.1(a) and/or 1.1(b) and/or 1.1(c), as applicable.

    1.3        Section 1.1(d) shall remain in effect for so long as: (i) one of the Current Major Shareholders holds at least fifteen percent (15%) of the issued and outstanding share capital of the Company, and (ii) the other Current Major Shareholder holds at least the 7.5% Threshold. In the event of that both the minimum percentage holdings stipulated in 1.3(i) and 1.3(ii) above are not met, then, Section 1.1(d) shall terminate, be null and void and of no further force and effect.

    1.4        In the event that any Shareholder’s beneficial holdings in the Company shall be less than the lower of: (A) 7.5% Threshold, and (B) the 10% Threshold, then, such Shareholder shall not be entitled to nominate any Board Nominees. In the event that all Shareholders’ beneficial holdings in the Company shall be less than 7.5% Threshold, then, the provisions of Section 1 shall terminate and shall have no force and effect.

    1.5        It is hereby clarified that all shares held by a Permitted Transferee of a Shareholder shall be included in the holdings of such Shareholder.

2.     RIGHT OF FIRST REFUSAL.

    2.1        A Shareholder and its Permitted Transferee, as hereinafter defined, shall not be permitted to make any Transfer (as hereinafter defined) of its shares in the Company except pursuant to the following provisions set forth below (the “Right of First Refusal”). For the purposes of this Agreement, the term “Transfer” shall mean any sale, assignment, transfer, or disposition not through the facilities of the Over The Counter Bulletin Board or other stock exchange or automatic quotation system on which the shares of the Company are listed for trade.

    2.2        Any Shareholder, desirous of making any Transfer of the shares of the Company held by it to any third party (including any other Shareholder), in whole or in part (hereinafter the “Transferor”), other than to its Permitted Transferees, as defined below, shall request the Company, by written notice (the “Company Notice”) which shall state the number of shares of the Company it wishes to transfer (hereinafter the “Offered Shares”), the price forming the consideration for the Offered Shares, the name of the transferee as may be available at such time and the other conditions of the sale, including whether the Offered Shares will, upon the sale, be free of all liens, charges and encumbrances, and the terms of payment (if a transferee has not been identified as of the date of the notice, the notice shall so indicate) to offer the Offered Shares, on the terms set forth in the Company Notice to the other Shareholders who hold at least the lower of: (a) the 7.5% Threshold, and (B) the 10% Threshold (“Offerees”). The Company shall comply with such request by giving notice in writing to the Offerees (hereinafter “Sale Notice”), which shall include mention all information set forth in the Company Notice. Each of the Offerees may inform the Transferor, in writing, with a copy to the Company, within fourteen (14) days from the date of receipt of the Sale Notice as to: (A) its intention to purchase all or a portion of such Offered Shares which is the result of the multiplication of the Offered Shares by a fraction: (i) the numerator of which is the number of shares of the Company held by such Offeree; and (ii) the denominator of which is the total number of shares held by all Offerees (hereinafter the “Offeree’s Offered Shares”), the purchase of which shall be at the purchase price and payment conditions as provided for in the Sale Notice, (B) its intention to participate in the sale to the transferee by exercising its Co-Sale Right pursuant to Section 3 below, or (C) its intention not to purchase any of the Offered Shares or to participate in the sale to the transferee (hereinafter the “Buyer’s Purchase Notice”). An Offeree who has submitted a Buyer’s Purchase Notice stating that it wishes to purchase all or a portion of such Offered Shares, shall be referred to hereinafter as a “Buyer”.

    2.3        In the event that any Offeree shall have failed to exercise its right hereunder to notify the Transferor of its intention to purchase all or a portion of such Offered Shares by the expiration of the time specified or shall not have fully exercised its rights with respect to its entire Offeree’s Offered Shares, then, on the expiration of such time, the Transferor shall request the Company to give each Buyer which shall have fully exercised its right of first refusal with respect to its entire Offeree’s Offered Shares (“Fully Exercising Buyer”), a written notice (the “Over Allotment Purchase Notice”) stating the amount of Offered Shares that the Offerees have not purchased (the “Over Allotment Shares”) and the Company shall comply with such request. Each Fully Exercising Buyer shall have ten (10) days from the delivery of such Over Allotment Notice to exercise its right of over-allotment by providing written notice to the Transferor with a copy to the Company (the “Over Allotment Purchase Acceptance” and together with the Buyer’s Purchase Notice, the “Purchase Notices”) specifying the maximum number of Over Allotment Shares that such Fully Exercising Buyer wishes to purchase. In the event Fully Exercising Buyers elect to purchase in the aggregate more than one hundred percent (100%) of the Over Allotment Shares, such Over Allotment Shares shall be sold to such Fully Exercising Buyers in proportion to the number of issued and outstanding shares of the Company held by each such Fully Exercising Buyer. For avoidance of doubt, it is hereby clarified that all such calculations shall be made immediately following the expiration of the aforementioned ten (10) day period. A failure to provide an Over Allotment Purchase Notice in the time period set forth in this Section 2.3, shall be deemed a waiver of such Offeree’s over-allotment rights under this Section 2.3.

    2.4        If by the end of the times referred to in Section 2.3 above no Buyer’s Purchase Notices shall have been received by the Company and Transferor concerning the intention of the Offerees to purchase all of the Offered Shares or they shall have received Purchase Notices concerning the intention of the Offerees to purchase a total number of shares less than the number of Offered Shares, no Buyer shall be entitled to purchase any of the Offered Shares pursuant to its applicable Purchase Notice and the Transferor may, subject to Section 3 below, within sixty (60) days from the expiration of the time for submission of the Purchase Notices, Transfer all of the Offered Shares to the transferee identified in the Sale Notice, if any, at a price not less than the price mentioned in the Sale Notice and upon all other conditions not less favorable to the Transferor than those provided for in the Sale Notice.

    2.5        If the Transferor shall not Transfer all of the Offered Shares as aforesaid, within the period of time specified in Section 2.4 above, it shall be obligated, before selling any of the Offered Shares to another, to offer them again to the other Offerees in accordance with the aforementioned procedure, and such procedure shall apply to any further offer.

    2.6        If there have been received Purchase Notices to purchase a total number of shares equal to the number of Offered Shares, in that case every Buyer shall buy the number of shares allocated to such Buyer in accordance with the aforementioned procedure. However, no Buyer shall be required to buy a greater number of shares than the number provided for in the Buyer’s Purchase Notice and the Over Allotment Purchase Acceptance, if any, submitted by it.

    2.7        Upon the Transfer to Buyer such shares must be free and clear of any liens or encumbrances unless otherwise specified in the Sale Notice. The Transferor and such Buyer shall each have all remedies for breach of contract available under applicable laws in connection with the transactions set forth in this Section 2.

    2.8        The provisions of this Section 2 shall also apply to the Transfer of shares by a receiver, liquidator, trustee in bankruptcy, administrator of an estate, etc., but shall not apply to a transfer or sale of shares to a Permitted Transferee of the Offeror, or executor of a will, provided that such transferee assumes in writing all the obligations set forth in this Agreement.

    2.9        Notwithstanding anything to the contrary herein, any Shareholder may freely transfer its shares, without being subject to the provisions of Section 2 or 3, to the following (“Permitted Transferee”):

        (i) in the case of transfers from a Shareholder to any other entity which Controls, is Controlled by or is under common Control with, such Shareholder, and as to any Shareholder which is a general or limited partnership, assignments and transfers to its partners and to affiliated partnerships managed by the same management company or managing general partner or by an entity which Controls, is Controlled by, or is under common Control with, such management company or managing general partner (the term “Control” for the purposes of this Section shall mean owning, directly or indirectly more than 50% (fifty percent) of the outstanding shares or other voting interest of any party and the right to appoint 50% (fifty percent) of the members to such party’s board of directors or other governing body).

        (ii) in the case of a Shareholder who is an individual, to his spouse, siblings or their spouses and children of siblings, children or grandchildren (“Close Family Members”), or to a trust in which the beneficiary(ies) are themselves exclusively the Shareholder or his Close Family Members.

        (iii) to a charitable organization (as defined in Section 501(c)(3) of the United States Federal Tax Code).

        The foregoing is subject to the transferee assuming in writing all the obligations set forth in this Agreement prior to the transfer.

3.     CO-SALE RIGHTS.

    3.1        Without derogating from Section 2 above and in addition thereto, all Offerees shall also have the right to participate in such sale of shares by the Transferor and to exercise the option contained in Section 3.2(f) below (the “Co-Sale Right”).

     3.2

(a)	Each of the Offerees may exercise its Co-Sale Right by providing a Buyer’s Purchase Notice duly executed stating that it wishes to exercise its Co-Sale Right. For the avoidance of doubt, in all events each of the Offerees should indicate in its Buyer’s Purchase Notice whether it intends to purchase shares of the Company under Section 2, and/or whether it intends to exercise its Co-Sale Right under this Sub-Section 3.2(a). A failure to provide a Buyer’s Purchase Notice, in the time period referred to in Section 2.2 and 2.3, if applicable, shall be deemed a waiver of such Offeree’s rights under Section 2 and Section 3. Each Offeree shall have a right of co-sale on the terms described below to sell not more than such Offeree’s pro-rata share of the Offered Shares, on the same terms and conditions as the Transferor, in such sale. An Offeree’s pro-rata share shall be the ratio of the number of shares held by such Offeree, and the total number of shares held by all the Offerees.

(b)	Without derogating from the aforesaid and without derogating from any of the Offerees obligations to sell its shareholdings pursuant to Section 4 below, if the Transferor shall sell shares of the Company in a transaction or series of transactions which result in a Change of Control (as defined in Section 4) of the Company, the Offerees shall have the right to participate in such transaction and to sell all or part of their shares in the Company in that transaction.

(c)	It is hereby clarified that the Co-Sale Right does not derogate from the Right of First Refusal set forth in Section 2 above.

(d)	No transfer of shares by a Transferor shall be concluded unless the prospective purchaser concurrently purchases, under the same terms, all of the shares for which the Offerees elected to participate as set forth above. For the avoidance of doubt, in the event that the prospective purchaser is not willing to purchase shares from the Offerees on the same terms and conditions as specified in the Sale Notice, then the Transferor shall not be permitted to sell any shares to such prospective purchaser pursuant to the proposed transfer.

(e)	In the event that the Transferor shall not sell its shares in accordance with the terms and conditions set forth in Sections 2 and 3, upon the lapse of sixty (60) days from the day of receipt of the Sale Notice by the Offerees, any proposed sale to the prospective purchaser or any other purchaser, shall again be subject to the Co-Sale Right of the Offerees and shall require compliance by the Transferor with the procedures described in this Section 3.

(f)	In the event a Transferor should sell any of its shares in contravention of the Co-Sale Right (for the purpose of this Article 3, a “Prohibited Transfer”), each Offeree, in addition to such other remedies as may be available to such Offeree at law, in equity or hereunder, shall have a “Put Option” as described below, and the Transferor shall be bound by the applicable provisions of such Put Option.

In the event of a Prohibited Transfer by a Transferor, each Offeree shall have the right to sell to such Transferor the type and number of shares equal to the number of shares each Offeree would have been entitled to transfer to the prospective purchaser under this Section 3, had the Prohibited Transfer hereof been effected pursuant to and in compliance with the terms hereof. Such sale shall be made at a price per share equal to the price per share paid by the prospective purchaser to the Transferor in the Prohibited Transfer. The Transferor shall also reimburse each Offeree for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Offeree’s rights under this Section.

4.     BRING-ALONG.

        In the event that Shareholders holding at least sixty percent (60%) of the issued and outstanding share capital of the Company, held by such Shareholders, accept a detailed offer to purchase shares of the Company of such Shareholders (the “Purchase Offer”) that constitutes a Change of Control and provided that such Purchase Offer is for a price per share of at least $22.5 per share (subject to customary adjustments), then the other Shareholders shall be compelled to sell the shares beneficially held by them in the Company, free of any lien, pledge, attachment or any other third party’s right of any kind whatsoever, pursuant to the terms of the Purchase Offer and execute any document necessary to effectuate the transaction contemplated under this Section. A “Change of Control” shall mean the disposition by existing shareholders of a majority or more of the outstanding and issued equity of the Company in a single or a series of related transactions.

5.     CO-BUY.

    5.1        Subject to Section 5.2, each of the Shareholders (“Purchaser”) shall inform the other Offerees in writing and on a quarterly basis of all purchases of shares of the Company made by the Purchaser, directly or indirectly, including from the public (the “Quarterly Notice”). The Quarterly Notice shall specify the number of shares purchased by the Purchaser (the “Purchased Shares”) and the price and other terms of purchase of such Purchased Shares. The other Offerees may, within fourteen (14) days from the date of receipt of the Quarterly Notice, provide the Purchaser with a written notice to acquire their pro rata percentage of the Purchased Shares from the Purchaser, at the same terms at which the Purchaser acquired such Purchased Shares.

    5.2        The rights and obligations contained in this Section shall apply only in respect of Purchased Shares constituting more than one half of one percent (0.5%) of the issued and outstanding share capital of the Company for every quarter period and only for as long as such Purchaser beneficially holds more than the 7.5% Threshold.

6.     PREEMPTIVE RIGHT.

    6.1        Each of the Shareholders, for as long as it holds more than the 7.5% Threshold, shall have rights of first refusal to purchase, pro-rata, all (or any part) of New Securities (as defined below) that the Company may, from time to time, propose to sell and issue. A Shareholder’s pro rata share shall be the ratio of the number of shares then held by such Shareholder, as of the date of the Rights Notice (as defined below), to the sum of the total number of shares as of such date held by all Shareholders. This right of first refusal shall be subject to the following provisions:

    (a)        “New Securities” shall mean any share capital of the Company, whether or not now authorized, and rights, options or warrants to purchase share capital, and securities of any type whatsoever that are, or may become, convertible into share capital (including convertible debt or debt with equity features); provided that the term “New Securities” shall not include (i) securities offered to the public (unless other shareholders are given pre-emptive rights in regard to such issuance); (ii) securities issued pursuant to the acquisition of another corporation by the Company by (x) merger, (y) purchase of substantially all the assets of another corporation or (z) any other reorganization of the Company; (iii) securities issued to employees or consultants of the Company pursuant to any share option plan or share purchase or share bonus arrangement approved by the Board of Directors of the Company; (iv) securities issued pursuant to payment of any dividend or distribution which is made on an equal basis to all shareholders of the Company with respect to the Company’s issued and outstanding share capital; (v) securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Company, the principal purpose of which is other than the raising of capital through the sale of equity securities of the Company; (vi) securities issued in connection with execution and performance of sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements with a Strategic Partner; and (vii) securities issued to finders in consideration for the successful introduction of the Company to a person or entity who makes an investment in the Company or purchases products of the Company. “Strategic Partner” shall mean is an entity which: (A) operates in the industry in which the Company operates, (B) is capable of contributing to the Company’s business other than by investing capital in the Company, (C) is synergetic to the business of the Company, and (D) is determined by the Board of Directors of the Company to be a strategic partner.

    (b)        If the Company proposes to issue New Securities, it shall give each Shareholder written notice (the “Rights Notice”) of its intention, describing the New Securities, the price, the general terms upon which the Company proposes to issue them, and the number of shares that the Shareholder has the right to purchase under this Section 6. Each Shareholder shall have fifteen (15) days from delivery of the Rights Notice to agree to purchase all of its pro-rata share of such New Securities or any part of the pro-rata share of any other shareholder entitled to such rights to the extent that such other shareholder does not elect to purchase its full pro-rata share, in each case for the price and upon the general terms specified in the Rights Notice, by giving written notice to the Company setting forth the quantity of New Securities to be purchased. If the shareholders who elect to purchase their full pro-rata shares also elect to purchase in the aggregate more than one hundred percent (100%) of the New Securities, such New Securities shall be sold to such shareholders in accordance with their respective pro-rata share.

    (c)        If the Shareholders fail to pay in full to the Company the considerations due to the Company as an outcome of such Shareholders exercise of the preemptive within the period or periods specified in this Section 6, the Company shall have ninety (90) days after delivery of the Rights Notice to sell the unsold New Securities at a price and upon general terms no more favorable to the purchasers thereof than specified in the Rights Notice. If the Company has not sold the New Securities within said ninety (90) day period the Company shall not thereafter issue or sell any New Securities without first offering such securities to the Shareholders in the manner provided above.

7.     ENTIRE AGREEMENT AND AMENDMENT.

        This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof and no prior negotiations, discussion, commitments, understandings, promises, previous agreements, including the Prior Shareholders’ Agreement the Term Sheet signed by and between the Parties on July 6, 2006, undertakings, representations, warranties or other documents shall have any force or effect with respect to the subject matter hereof. Any amendment to this Agreement may only be made in writing signed by all parties to this Agreement.

8.     GENERAL PROVISIONS.

    8.1.        Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company	Crow Technologies 1977 Ltd. 12 Kineret Street Airport City Israel Attn.: Mr. Shmuel Melman Facsimile: +972-3-9726001

if to the Buyers:	14 Hamelacha Street Park Afek, Rosh Ha'ayin Israel 48091

if to Melman:	64 Pinkhas Street Tel-Aviv Israel

if to Silver:	4910 13th Avenue Brooklyn, New York 11219 USA

if to Sender:	c/o Asher Barak 216 Yaffo Street Jerusalem, Israel

if to Eilenberg:	c/o Asher Barak 216 Yaffo Street Jerusalem, Israel

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 8.1 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, one business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

    8.2        Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of law provisions thereof. Any dispute arising under or in relation to this Agreement including any question regarding its existence, validity or termination, shall be referred to and finally resolved by a single arbitrator to be appointed mutually by the Parties. In the event that the Parties cannot agree on the identity of said arbitrator, within seven (7) days from one Party’s written demand for the appointment of the arbitrator, the Chairperson of the Israeli Bar Association shall appoint a retired judge of the District Court to act as the arbitrator. The place of the arbitration shall be Tel-Aviv, Israel. The award rendered by the arbitrator shall be final and binding on the Shareholders and may include costs, including a reasonable allowance of attorney’s fees, and judgment upon it may be entered in any court having jurisdiction thereof. The arbitrator shall not be subject to the rules of civil procedure nor to the law of evidence, but shall be subject to the substantive law and shall be obliged to give reasons for his decisions. The Shareholders agree that the award is to be considered as a settlement of the dispute between them and shall accept it as the true expression of their own determination in connection therewith. The Shareholders’ signature on this Agreement shall be deemed as a signature on an arbitration agreement as set out in the Arbitration Law, 5728-1968.

    8.3        Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

    8.4        Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

    8.5        Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

    8.6        Assignment. The rights of the obligation of the Parties to this Agreement may not be assigned in any way to any third party, except to a Permitted Transferee in accordance with the provisions of this Agreement, without the prior written consent of the other parties to the Agreement.

    8.7        Counterparts. This Agreement may be executed in facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    8.8        Effectiveness. Notwithstanding anything to the contrary herein, this Agreement shall become effective upon the consummation of that certain Share Purchase Agreement dated September 12, 2006, between the Company and the Buyers (the “Purchase Agreement”) and shall be null and void upon the Termination Date (as defined in the Purchase Agreement), as may be extended from time to time in accordance with the provisions of the Purchase Agreement.

    8.9        Permitted Transferee. Any right to purchase shares of the Company set forth herein, may be exercised by a Permitted Transferee of such Shareholder whether together with such Shareholder or instead of such Shareholder.

[SIGNATURE PAGES IMMEDIATELY FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

The Company:	_________________________ CROW TECHNOLOGIES 1977 LTD. Name: Shmuel Melman Title: Chief Executive Officer

Current Major Shareholders:	______________________________ Shmuel Melman

______________________________ Abram Silver

______________________________ Sender Holdings Inc. By: Asher Barak Title: Director

______________________________ Asher Barak Adv., in trust for Mr. Jacob Eilenberg

The Buyers:	______________________________
FORTISSIMO CAPITAL FUND L.P.
FORTISSIMO CAPITAL FUND (ISRAEL), L.P.
FORTISSIMO CAPITAL FUND (ISRAEL-DP), L.P.
By: Fortissimo Capital Fund GP, L.P., its General Partner
By: Fortissimo Capital (GP) Management Ltd., its General Partner
By: Yuval Cohen, Director

SCHEDULE 1

Buyers

Fortissimo Capital Fund, L.P.

Fortissimo Capital Fund (Israel), L.P.

Fortissimo Capital Fund (Israel-DP), L.P.